                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                        Integrated Circuit Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45811K 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

                  [_] Rule 13d-1(b)

                  [_] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 Pages

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 2 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        Bain Capital Fund VI, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            6,430,068  (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           6,430,068  (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,430,068  (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.73%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 3 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        Bain Capital Partners VI, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER


                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                        6,430,068  (See Item 4)
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER

                                            6,430,068  (See Item 4)
------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,430,068  (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.73%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 4 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        Bain Capital Investors, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER


                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY                        8,773,293  (See Item 4)
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER

                                            8,773,293  (See Item 4)
------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,773,293  (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        13.27%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        OO
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 5 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        BCIP Associates II
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            1,233,192 (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           1,233,192 (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,233,192 (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        1.87%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 6 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        BCIP Associates II-B
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            177,224 (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           177,224 (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        177,224 (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .27%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 7 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        BCIP Associates II-C
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            340,418 (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           340,418 (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        340,418 (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .51%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 8 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        BCIP Trust Associates II
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            447,076 (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           447,076 (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        447,076 (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .68%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 9 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        BCIP Trust Associates II-B
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            123,881 (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           123,881 (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        123,881 (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .19%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        PN
==============================================================================

------------------------------                    --------------------------
CUSIP No.     45811K 20 8             13G             Page 10 of 17 Pages
         -------------------                      --------------------------
------------------------------

==============================================================================
    1   NAME OF REPORTING PERSON

        PEP Investments PTY Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
                                                               (b) [X]
------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        New South Wales, Australia
---------------------------------- -------- ----------------------------------
                                      5     SOLE VOTING POWER

                                            21,434 (See Item 4)
                                   -------- ----------------------------------
          NUMBER OF                   6     SHARED VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY                 -------- ----------------------------------
            EACH                      7     SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                           21,434 (See Item 4)
            WITH                   -------- ----------------------------------
                                      8     SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,434 (See Item 4)
------------------------------------------------------------------------------
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                   [_]
        ----------------------------------------------------------------------
    11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .03%
------------------------------------------------------------------------------
    12  TYPE OF REPORTING PERSON*

        OO
==============================================================================

Item 1(a) Name of Issuer:

          Integrated Circuit Systems, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          2435 Boulevard of the Generals, Norristown, PA 19403

Item 2(a) Name of Person Filing:

     This statement is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

     (i) BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of common stock, par value $0.01 per share (the "Common Stock"), of the Issuer;

     (ii) BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

    (iii) BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

     (iv) BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

     (v) BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

     (vi) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Common Stock;

    (vii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

   (viii) Bain Capital Investors, LLC ("BCI LLC"), a Delaware limited liability company, as the sole general partner of BCP VI and the managing general partner of each of BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B;

     (ix) PEP Investments PTY Ltd. ("PEP"), a New South Wales Australia limited company, by virtue of its direct beneficial ownership of shares of Common Stock; and


     BCIP II, BCIP II-B, BCIP II-C, BCIPT II, BCIPT II-B, BCF VI and PEP are collectively referred herein as the "Bain Investors." The Bain Investors, BCP VI, and BCI LLC are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a (1) Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act and (2) Power of Attorney, a copy of which is filed with this statement as Exhibit B (which is incorporated herein by reference).

     In general, the Bain Investors acquire and dispose of an issuer's securities on the same terms and conditions and dispose of such securities in the same proportion. As a result, the Bain Investors may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of each of the Reporting Persons, other than PEP, is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

Item 2(c) Citizenship:

     Each of BCP VI and the Bain Investors (other than PEP) is a partnership organized under the laws of the State of Delaware. BCI LLC is a limited liability company organized under the laws of the State of Delaware. PEP is a New South Wales Australia limited company.

Item 2(d) Title of Class of Securities:

     Common Stock, par value $.01 per share.

Item 2(e) CUSIP No.:

     45811K 20 8

Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:

          (a) [_] a broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b)  [_]  a bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c);

          (c) [_] an insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [_] an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [_] an investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

          (f) [_] an employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

          (g) [_] a parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

          (h) [_] a savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [_] a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

          (j) [_]  a Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

          Not applicable.

Item 4    Ownership:

     (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

     (i) As of the date hereof, BCF VI has the sole power to vote and to dispose of 6,430,068 shares of Common Stock currently held by BCF VI, constituting approximately 9.73% of the outstanding Common Stock issued and outstanding as of February 8, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (the "Quarterly Report").

     (ii) BCP VI, as the sole general partner of BCF VI, may be deemed to share voting and dispositive power with respect to 6,430,068 shares of Common Stock currently held by BCF VI, representing approximately 9.73% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. The filing of this statement by BCP VI shall not be construedas an admission that BCP VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

    (iii) As of the date hereof, BCIP II beneficially owns 1,233,192 shares of Common Stock, representing approximately 1.87% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II has sole voting and sole dispositive power with respect to such shares.

     (iv) As of the date hereof, BCIP II-B beneficially owns 177,224 shares of Common Stock, representing approximately .27% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

     (v) As of the date hereof, BCIP II-C beneficially owns 340,418 shares of Common Stock, representing approximately .51% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

     (vi) As of the date hereof, BCIPT II beneficially owns 447,076 shares of Common Stock, representing approximately .68% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIPT II has sole voting and sole dispositive power with respect to such shares.

    (vii) As of the date hereof, BCIPT II-B beneficially owns 123,881 shares of Common Stock, representing approximately .19% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

   (viii) As of the date hereof, PEP beneficially owns 21,434 shares of Common Stock, representing approximately .03% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. PEP has sole voting and sole dispositive power with respect to such shares.

     (ix) BCI LLC, as the sole general partner of BCP VI, may be deemed to share voting and dispositive power with respect to 6,430,068 shares of Common Stock currently held by BCP VI, representing approximately 9.73% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. BCI LLC, as the managing general partner of each of BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C, may be deemed to share voting and dispositive power with respect to 2,321,791 shares of Common Stock currently held by BCIPT II, BCIPT II-B, BCIP II, BCIP II-B and BCIP II-C, representing approximately 3.51% of the total number of outstanding shares of Common Stock as reported in the Quarterly Report. In addition, BCI LLC has, by power of attorney, the right to vote and dispose of

          21,434 shares of Common Stock held by PEP, representing approximately .03% of the total number of outstanding shares of Common Stock, as reported in the Quarterly Report. The filing of this statement by BCI LLC shall not be construed as an admission that BCI LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCP VI, BCIPT II, BCIPT II-B, BCIP II, BCIP II-B, BCIP II-C and PEP.

Item 5    Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6    Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2002

                                       BAIN CAPITAL FUND VI, L.P.

                                       By: Bain Capital Partners VI, L.P.,
                                           its General Partner

                                       By: Bain Capital Investors, LLC,
                                           its General Partner

                                       By: /s/ Dennis M. Myers
                                           ------------------------------------
                                           Name:  Dennis M. Myers
                                           Title: Attorney-in-Fact

                                       BAIN CAPITAL PARTNERS VI, L.P.

                                       By: Bain Capital Investors, LLC,
                                           its General Partner

                                       By: /s/ Dennis M. Myers
                                           ------------------------------------
                                           Name:  Dennis M. Myers
                                           Title: Attorney-in-Fact

                                       BAIN CAPITAL INVESTORS, LLC

                                       By: /s/ Dennis M. Myers
                                           ------------------------------------
                                           Name: Dennis M. Myers
                                           Title: Attorney-in-Fact

                                       BCIP ASSOCIATES II
                                       BCIP TRUST ASSOCIATES II
                                       BCIP ASSOCIATES II-B
                                       BCIP TRUST ASSOCIATES II-B
                                       BCIP ASSOCIATES II-C

                                       By: Bain Capital Investors, LLC,
                                           their Managing General Partner

                                       By: /s/ Dennis M. Myers
                                           ------------------------------------
                                           Name:  Dennis M. Myers
                                           Title: Attorney-in-Fact

PEP INVESTMENTS PTY LIMITED

By: Bain Capital Investors, LLC,
    its Attorney-in-Fact

By: /s/ Dennis M. Myers
    ---------------------------------
    Name:  Dennis M. Myers
    Title: Attorney-in-Fact